Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

Dated: November 26, 2020

Meeting Details

Date:	December 29, 2020
Time:	10:00 a.m. (Vancouver time)
Place:	Suite 1600 – 609 Granville Street Vancouver, British Columbia

Siyata Mobile Inc.

1001, Lenoir Street, Suite A-414

Montreal, Quebec, H4C 2Z6

Telephone: 514-824-7357

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the holders of common shares (“Shareholders”) of Siyata Mobile Inc. (the “Company”) will be held at Suite 1600 – 609 Granville Street, Vancouver, British Columbia, Canada on the 29th day of December 2020, at 10:00 a.m. (Vancouver time) for the following purposes:

(a)	to receive the audited consolidated financial statements of the Company as at and for the financial year ended December 31, 2019, together with the report of the auditor thereon;

(b)	to re-appoint Davidson & Company LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and authorize the board of directors to fix the remuneration of the auditor;

(c)	to fix the number of the directors of the Company for the ensuing year at five (5); and

(d)	to elect directors to hold office for the ensuing year.

The specific details of the foregoing matters to be put before the Meeting, as well as further information with respect to voting by proxy, are set forth in the Information Circular.

The Company is offering Shareholders the opportunity to participate in the Meeting by way of teleconference. Registered Shareholders, or proxyholders representing registered Shareholders, participating in the Meeting by way of teleconference will be considered present in person at the Meeting for the purposes of determining quorum. Shareholders wishing to participate by teleconference may do so by dialing the following conference line, and entering the conference ID set forth below:

Conference Line:	1.855.453.6958

Conference ID:	7669112

A Shareholder who is unable to attend the Meeting in person, or by teleconference, and who wishes to ensure that such shareholder’s shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

We strongly encourage Shareholders to attend the meeting via teleconference and to vote their common shares prior to the Meeting by proxy, prior to the proxy cut-off at 10:00 a.m. (Vancouver time) on Wednesday, December 23, 2020, as voting will not be available via telephone on the date of the Meeting.

As set out in the notes, the enclosed proxy is solicited by management, but, you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided, the name of the person you wish to represent you at the Meeting.

DATED this 26th day of November 2020.

By order of the Board of Directors

SIYATA MOBILE INC.

/s/ “Marc Seelenfreund”
Marc Seelenfreund
Director and Chief Executive Officer

Siyata Mobile Inc.

1001, Lenoir Street, Suite A-414

Montreal, Quebec, H4C 2Z6

Telephone: 514-824-7357

MANAGEMENT INFORMATION CIRCULAR

(containing information as at November 26, 2020 unless otherwise stated)

For the Annual General Meeting
to be held on Tuesday, December 29, 2020

SOLICITATION OF PROXIES

This Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management (the “Management”) of Siyata Mobile Inc. (the “Company”), for use at the annual general meeting (the “Meeting”) of the shareholders (the “Shareholders”) of the Company to be held on Tuesday, December 29, 2020, at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

Impact of COVID-19

This year to proactively deal with the unprecedented health impact of the novel coronavirus, also known as COVID-19, to mitigate risks to the health and safety of our communities, Shareholders, employees and other stakeholders, and in compliance with current government direction and advice, we will hold a hybrid Meeting, allowing for Shareholder participation in person and via teleconference. Shareholders will have the opportunity to participate at the Meeting via teleconference regardless of their geographic location by calling (toll-free) 1.855.453.6958 and using conference ID 7669112.

The Company reserves the right to take any additional precautionary measures it deems appropriate in relation to the Meeting in response to further developments in respect of the COVID-19 outbreak, including changing the Meeting date, time, location and/or means of holding the Meeting. Such changes will be announced by way of news release. Shareholders are advised to monitor the Company’s SEDAR profile at www.sedar.com where copies of such news releases, if any, will be posted. The Company does not intend to prepare an amended Circular in the event of changes to the Meeting format.

We strongly encourage Shareholders to attend the Meeting via teleconference and to vote their common shares prior to the Meeting by proxy, prior to the proxy cut-off at 10:00 a.m. (Vancouver time) on Wednesday, December 23, 2020, as voting will not be available via telephone on the day of the Meeting.

The enclosed form of proxy (the “Proxy”) is solicited by Management. The solicitation will be primarily by mail however, proxies may be solicited personally or by telephone by the regular officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the Proxy are representatives of the Company.

A Shareholder entitled to vote at the Meeting has the right to appoint a person (who need not be a Shareholder) to attend and act on the Shareholder’s behalf at the Meeting other than the persons named in the accompanying form of proxy. To exercise this right, a Shareholder shall strike out the names of the persons named in the accompanying form of proxy and insert the name of the Shareholder’s nominee in the blank space provided or complete another suitable form of proxy.

A proxy will not be valid unless it is duly completed, signed and deposited with the Company’s registrar and transfer agent, Computershare Trust Company of Canada (“Computershare”) by hand or mail at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or by fax within North America at 1-866-249-7775 or outside North America at 1-416-263-9524, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. A proxy must be signed by the Shareholder or by his attorney in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

A Shareholder who has given a proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his attorney authorized in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer and deposited by hand or mail with Computershare at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or by fax within North America at 1-866-249-7775 or outside North America at 1-416-263-9524, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the proxy is to be used, or to the Chairperson of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

These security holder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

VOTING BY PROXYHOLDER

Manner of Voting

The common shares represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice on the Proxy with respect to any matter to be acted upon, the shares will be voted accordingly. On any poll, the persons named in the Proxy (the “Proxyholders”) will vote the shares in respect of which they are appointed. Where directions are given by the Shareholder in respect of voting for or against any resolution, the Proxyholder will do so in accordance with such direction.

The Proxy, when properly signed, confers discretionary authority on the Proxyholder with respect to amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this Circular, Management is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to Management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the Proxyholder.

In the absence of instructions to the contrary, the Proxyholders intend to vote the common shares represented by each Proxy, properly executed, in favour of the motions proposed to be made at the Meeting as stated under the headings in this Circular.

Voting Thresholds Required for Approval

In order to approve a motion proposed at the Meeting, a majority of not less than one-half of the votes cast will be required (an “Ordinary Resolution”) unless the motion requires a special resolution (a “Special Resolution”), in which case a majority of not less than two-thirds of the votes cast will be required. In the event a motion proposed at the Meeting requires disinterested Shareholder approval, common shares held by Shareholders of the Company who are also “insiders”, as such term is defined under applicable securities laws, will be excluded from the count of votes cast on such motion.

aDVICE TO registered shareholders

Shareholders whose names appear on the records of the Company as the registered holders of common shares in the capital of the Company (the “Registered Shareholders”) may choose to vote by proxy whether or not they are able to attend the Meeting in person, or by teleconference.

Registered Shareholders who choose to submit a Proxy may do so by completing, signing, dating and depositing the Proxy with Computershare, at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or by fax within North America at 1-866-249-7775 or outside North America at 1-416-263-9524 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. The Proxy may be signed by the Shareholder or by his or her attorney in writing, or, if the Registered Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

Returning your Proxy Form

To be effective, we must receive your completed proxy form or voting instruction no later than 10:00 a.m. (Vancouver time) on Wednesday, December 23, 2020.

If the Meeting is postponed or adjourned, we must receive your completed form of proxy by 5:00 p.m. (Vancouver time), two full business days before any adjourned or postponed Meeting at which the proxy is to be used. Late proxies may be accepted or rejected by the Chairman of the Meeting at his discretion and he is under no obligation to accept or reject a late proxy. The Chairman of the Meeting may waive or extend the proxy cut-off without notice.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold shares in their own name.

Shareholders who do not hold their shares in their own name (referred to in this information circular as “Beneficial Shareholders”) should note that only proxies deposited by Registered Shareholders whose names appear on the records of the Company as the registered holders of shares can be recognized and acted upon at the Meeting.

If shares are listed in an account statement provided to a Shareholder by an intermediary, such as a brokerage firm, then, in almost all cases, those shares will not be registered in the Shareholder’s name on the records of the Company. Such shares will more likely be registered under the name of the Shareholder’s intermediary or an agent of that intermediary, and consequently the Shareholder will be a Beneficial Shareholder. In Canada, the vast majority of such shares are registered under the name CDS & Co. (being the registration name for the Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered under the name Cede & Co. (which acts as nominee for many United States brokerage firms). The shares held by intermediaries or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, an intermediary and its agents are prohibited from voting shares for the intermediary’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by its broker, agent or nominee is limited to instructing the registered holder of the shares on how to vote such shares on behalf of the Beneficial Shareholder.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications (“Broadridge”). Broadridge typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to Broadridge or follow specific telephone or other voting procedures. Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of the shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote shares directly at the Meeting. Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure such shares are voted.

There are two kinds of Beneficial Shareholders, those who object to their name being made known to the issuers of securities which they own (“OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (“NOBOs” for Non-Objecting Beneficial Owners). Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) issuers can obtain a list of their NOBOs from intermediaries for distribution of proxy related materials directly to NOBOs. This year, the Company has decided to take advantage of those provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from our Transfer Agent, Computershare. These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive. The Company does not intend to pay for intermediaries to deliver these securityholder materials to OBOs and, as a result, OBOs will not be sent paper copies unless their intermediary assumes the costs.

These proxy-related materials are being sent to both Registered Shareholders and Beneficial Shareholders of the Company. If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. In this event, by choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purpose of voting shares registered in the name of their broker, agent or nominee, a Beneficial Shareholder may attend the Meeting as a Proxyholder for a Registered Shareholder and vote their shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their shares as Proxyholder for a Registered Shareholder should contact their broker, agent or nominee well in advance of the Meeting to determine the steps necessary to permit them to indirectly vote their shares as a Proxyholder.

Non-Objecting Beneficial Owners

Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), issuers can obtain a list of their NOBOs from intermediaries for distribution of proxy-related materials directly to NOBOs. This year, the Company will rely on those provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a scannable voting instruction form (“VIF”) from the Company’s transfer agent, Computershare. These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

If you are a Beneficial Shareholder and the Company or its agent has sent these proxy-related materials to you directly, please be advised that your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your securities on your behalf. By choosing to send these proxy-related materials to you directly, the Company (and not the intermediaries holding securities your behalf) has assumed responsibility for (i) delivering the proxy-related materials to you and (ii) executing your proper voting instructions as specified in the VIF.

Objecting Beneficial Owners

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their shares are voted at the Meeting.

Applicable regulatory rules require intermediaries to seek voting instructions from OBOs in advance of Shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by OBOs in order to ensure that their shares are voted at the Meeting. The purpose of the form of proxy or voting instruction form provided to an OBO by its broker, agent or nominee is limited to instructing the registered holder of the shares on how to vote such shares on behalf of the OBO.

The form of proxy provided to OBOs by intermediaries will be similar to the Proxy provided to Registered Shareholders. However, its purpose is limited to instructing the intermediary on how to vote your shares on your behalf. The majority of intermediaries now delegate responsibility for obtaining instructions from OBOs to Broadridge. Broadridge typically supplies voting instruction forms, mails those forms to OBOs, and asks those OBOs to return the forms to Broadridge or follow specific telephonic or other voting procedures. Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of the shares to be represented at the meeting. An OBO receiving a voting instruction form from Broadridge cannot use that form to vote shares directly at the Meeting. Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such shares are voted.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, none of the directors (“Directors”) or officers (“Officers”) of the Company, at any time since the beginning of the Company’s last financial year, nor any proposed nominee for election as a Director, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting exclusive of the election of directors or the appointment of auditors.

RECORD DATE, VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

A Shareholder of record at the close of business on November 19, 2020 (the “Record Date”) who either personally attends the Meeting or who has completed and delivered a proxy in the manner and subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting, or any adjournment thereof.

The Company’s authorized capital consists of an unlimited number of common shares (the “Common Shares”) without par value. As at the Record Date, the Company has 3,283,172 Common Shares issued and outstanding, each share carrying the right to one vote.

Principal Holders of Voting Securities

To the best of knowledge of the directors and executive officers of the Company, as of the date of the Circular, no persons or corporations beneficially own, directly or indirectly, or exercise control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company.

executive compensation

For the purpose of this Circular:

“CEO” means an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“CFO” means an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“Director” means an individual who acted as a director of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-Based Payments;

“NEO” or “named executive officer” means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)	each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), for that financial year; and

(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year.

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features.

Statement of Executive Compensation

The following information regarding executive compensation is presented in accordance with National Instrument Form 51-102F6V – Statement of Executive Compensation and sets forth compensation for each of the NEOs and directors of the Company.

Director and NEO Compensation, Excluding Options and Compensation Securities

The following table sets out all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Company to each NEO, in any capacity, for the two most recently completed financial years:

Table of Compensation Excluding Compensation Securities

Name and position	Year (1)	Salary, consulting fee, retainer or commission ($USD)	Bonus ($USD)	Committee or meeting fees ($)	Value of perquisites ($)	Pension value ($)	Value of all other compensation ($USD)	Total compensation ($USD)
Marc Seelenfreund	2019	$301,907	$113,353	Nil	Nil	Nil	Nil	$415,260
Director and CEO	2018	$300,492	$71,045	Nil	Nil	Nil	Nil	$371,537
Gerald Bernstein	2019	$109,094	$48,983	Nil	Nil	Nil	Nil	$158,077
CFO	2018	$104,687	$23,167	Nil	Nil	Nil	Nil	$127,854
Glenn Kennedy	2019	$113,037	Nil	Nil	Nil	Nil	$18,086	$131,123
VP Sales	2018	$115,835	Nil	Nil	Nil	Nil	$18,534	$134,369
Gidi Bracha	2019	$132,720	$44,989	Nil	Nil	Nil	$36,146	$213,855
VP Technology	2018	$148,508	$0	Nil	Nil	Nil	$21,192	$169,700
Eyal Pressler	2019	$121,472	Nil	Nil	Nil	Nil	$36,417	$157,889
Director of Sales	2018	$120,261	Nil	Nil	Nil	Nil	$25,776	$146,037
Brian Budd	2019	$7,536	$21,100	Nil	Nil	Nil	Nil	$28,636
Director	2018	$7,722	$11,583	Nil	Nil	Nil	Nil	$19,305
Stephen Ospalak	2019	$36,048	$21,100	Nil	Nil	Nil	Nil	$57,148
Director	2018	$40,400	$11,583	Nil	Nil	Nil	Nil	$51,983
Michael Kron	2019	$33,348	$21,100	Nil	Nil	Nil	Nil	$54,448
Director	2018	$40,863	$11,583	Nil	Nil	Nil	Nil	$52,447
Richard Hoy(2) Former Director	2019	$5,275	N/A	N/A	N/A	N/A	NIL	$5,275

(1)	Financial year ended December 31.
(2)	Richard Hoy was appointed as a Director of the Company effective December 1, 2019 and resigned as a Director of the Company effective October 22, 2020.

Stock Options and Other Compensation Securities

The following table sets out all compensation securities granted or issued to each NEO and Director by the Company during the most recently completed financial year ended December 31, 2019.

Compensation Securities

Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class(2)	Date of issue or grant (mm/dd/yy)	Issue, conversion or exercise price ($)(2)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end(1) ($)	Expiry Date (mm/dd/yy)
Marc Seelenfreund Director	Stock Options	8,138	March 21, 2019	$79.75	$68.15	$43.50	March 21, 2024
Gidi Bracha VP Technology	Stock Options	2,483	March 21, 2019	$79.75	$68.15	$43.50	March 21, 2024
Richard Hoy Director	Stock Options	3,103	December 1, 2019	$72.50	$49.30	$43.50	December 1, 2023

(1)	Year ended December 31, 2019
(2)	On September 24, 2020, the Company consolidated its Common Shares on a 145:1 basis (the “Consolidation”). The numbers in the above table are reflected on pre-Consolidation basis.

Exercise of Compensation Securities by Directors and NEOs

NEO and Directors of the Company exercised compensation securities of the Company during the most recently completed financial year ended December 31, 2019 as set out below:

Exercise of Compensation Securities by Directors and NEOs

Name and position	Type of compensation security	Number of underlying securities exercised	Exercise price per security ($)	Date of exercise (mm/dd/yy)	Closing price per security on date of Exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Stock Option Plans and Other Incentive Plans

The Company has adopted a stock option plan (the “Option Plan”) pursuant to which the Board may grant options (the “Options”) to purchase Common Shares of the Company to NEOs, directors and employees of the Company or affiliated corporations and to consultants retained by the Company.

The purpose of the Option Plan is to attract, retain, and motivate NEOs, directors, employees and other service providers by providing them with the opportunity, through options, to acquire an interest in the Company and benefit from the Company’s growth. Under the Option Plan, the maximum number of Common Shares reserved for issuance, including Options currently outstanding, is equal to ten (10%) percent of the Shares outstanding from time to time (the “10% Maximum”). The 10% Maximum is an “evergreen” provision, meaning that, following the exercise, termination, cancellation or expiration of any Options, a number of Common Shares equivalent to the number of options so exercised, terminated, cancelled or expired would automatically become reserved and available for issuance in respect of future Option grants.

The number of Common Shares which may be the subject of Options on a yearly basis to any one person cannot exceed five (5%) percent of the number of issued and outstanding Shares at the time of the grant. Options may be granted to any employee, officer, director, consultant, affiliate or subsidiary of the Company exercisable at a price which is not less than the market price of common shares of the Company on the date of the grant. The directors of the Company may, by resolution, determine the time period during which any option may be exercised (the “Exercise Period”), provided that the Exercise Period does not contravene any rule or regulation of such exchange on which the Common Shares may be listed. All Options will terminate on the earliest to occur of (a) the expiry of their term; (b) the date of termination of an optionee’s employment, office or position as director, if terminated for just cause; (c) ninety (90) days (or such other period of time as permitted by any rule or regulation of such exchange on which the Common Shares may be listed) following the date of termination of an optionee’s position as a director or NEO, if terminated for any reason other than the optionee’s disability or death; (d) thirty (30) days following the date of termination of an optionee’s position as a consultant engaged in investor relations activities, if terminated for any reason other than the optionee’s disability, death, or just cause; and (e) the date of any sale, transfer or assignment of the Option.

Options are non-assignable and are subject to early termination in the event of the death of a participant or in the event a participant ceases to be a NEO, director, employee, consultant, affiliate, or subsidiary of the Company, as the case may be. Subject to the foregoing restrictions, and certain other restrictions set out in the Option Plan, the Board is authorized to provide for the granting of Options and the exercise and method of exercise of options granted under the Option Plan.

As of November 26, 2020, there are 328,223 Options outstanding under the Option Plan, 78.2% of which are held by NEOs or directors of the Company.

Employment, Consulting and Management Agreements

Management functions of the Company are not, to any substantial degree, performed other than by directors or NEOs of the Company. Other than as discussed below, there are no agreements or arrangements that provide for compensation to NEOs or directors of the Company, or that provide for payments to a NEO or director at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, severance, a change of control in the Company or a change in the NEO or director’s responsibilities.

Effective November 1, 2020, the Company entered into an amended and restated consulting agreement with Michael Kron pursuant to which Michael Kron will be paid, in his capacity as a Director, an annual fee of USD$53,000 and granted on November 15, 2020, 20,000 Options with an exercise price of $6.00 USD per share, vesting quarterly over eight (8) periods with the first vesting on November 15, 2020 and these options will expire on November 15, 2025 if not exercised prior to that date.

Effective November 1, 2020, the Company entered into an amended and restated consulting agreement with Steve Ospalak pursuant to which Steve Ospalak will be paid, in his capacity as a Director, an annual fee of USD$37,000 and granted on November 15, 2020 20,000 Options with an exercise price of $6.00 USD per share, vesting quarterly over eight (8) periods with the first vesting on November 15, 2020 and these options will expire on November 15, 2025 if not exercised prior to that date.

Effective November 1, 2020, the Company entered into an amended and restated consulting agreement with Brian Budd pursuant to which Brian Budd will be paid, in his capacity as a Director, an annual fee of USD$38,000 and granted on November 15, 2020 20,000 Options with an exercise price of $6.00 USD per share, vesting quarterly over eight (8) periods with the first vesting on November 15, 2020 and these options will expire on November 15, 2025 if not exercised prior to that date.

Effective November 1, 2020, the Company entered into a consulting agreement with Peter Goldstein pursuant to which Peter Goldstein will be paid, in his capacity as a Director, an annual fee of USD$42,000 and granted on November 15, 2020 20,000 Options with an exercise price of $6.00 USD per share, vesting quarterly over eight (8) periods with the first vesting on November 15, 2020 and these options will expire on November 15, 2025 if not exercised prior to that date.

Effective November 1, 2020, the Company entered into a consulting agreement with Marc Seelenfreund (the “Seelenfreund Consulting Agreement”) pursuant to which Marc Seelenfreund is paid, in his capacity as CEO, an initial base salary approximately $400,000 CAD (NIS 90,000 per month). The Seelenfreund Consulting Agreement also contains change of control provisions such that if the Seelenfreund Consulting Agreement is terminated by the Company without good cause or Marc Seelenfreund is constructively dismissed by the Company within six months of a change of control, Marc Seelenfreund will receive a lump-sum payment equal to thirty-six months’ worth of salary in addition to the continuing payment of a quarterly bonus equal to 5% of the Company’s EBITDA for three years following the termination or constructive dismissal, as applicable. In the event of a hostile change of control, Marc Seelenfreund will be entitled to elect to terminate the Seelenfreund Consulting Agreement and will thereafter be entitled to receive a lump-sum payment equal to thirty-six months’ worth of salary in addition to the continuing payment of a quarterly bonus equal to 5% of the Company’s EBITDA for three years following the election.

Effective November 1, 2020, the Company entered into a director service agreement with Marc Seelenfreund pursuant to which Marc Seelenfreund is paid, in his capacity as Chairman of the Board, an initial base salary of $40,000 USD per year (payable monthly) and granted on November 15, 2020 100,000 Options with an exercise price of $6.00 USD per share, vesting quarterly over eight (8) periods with the first vesting on November 15, 2020 and these options will expire on November 15, 2030 if not exercised prior to that date.

Effective November 1, 2020, the Company entered into an amended and restated employment agreement with Gerald Bernstein (the “Bernstein Employment Agreement”) pursuant to which Gerald Bernstein, as CFO, will be paid an initial base salary of $225,000 USD per year and granted on November 15, 2020 30,000 Options with an exercise price of $6.00 USD per share, vesting quarterly over eight (8) periods with the first vesting on November 15, 2020 and these options will expire on November 15, 2025 if not exercised prior to that date.

The Bernstein Employment Agreement also contains change of control provisions such that if the Bernstein Employment Agreement is terminated without good cause by the Company or Gerald Bernstein is constructively dismissed within six months of a change of control, Gerald Bernstein will receive a lump-sum payment equal to one years’ worth of salary.

Oversight and Description of Director and NEO Compensation

Compensation of Directors

Compensation of directors of the Company is reviewed annually and determined by the Board. The level of compensation for directors is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

In the Board’s view, there is, and has been, no need for the Company to design or implement a formal compensation program for directors. While the Board considers Option grants to directors under the Option Plan from time to time, the Board does not employ a prescribed methodology when determining the grant or allocation of Options. Other than the Option Plan, as discussed above, the Company does not offer any long-term incentive plans, share compensation plans or any other such benefit programs for directors.

Compensation of NEOs

Compensation of NEOs is reviewed annually and determined by the Board. The level of compensation for NEOs is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources. In the Board’s view, there is, and has been, no need for the Company to design or implement a formal compensation program for NEOs.

Elements of NEO Compensation

As discussed above, the Company provides an Option Plan to motivate NEOs by providing them with the opportunity, through Options, to acquire an interest in the Company and benefit from the Company’s growth. The Board does not employ a prescribed methodology when determining the grant or allocation of Options to NEOs. Other than the Option Plan, the Company does not offer any long-term incentive plans, share compensation plans, retirement plans, pension plans, or any other such benefit programs for NEOs.

Pension Plan Benefits

No pension, retirement or deferred compensation plans, including defined contribution plans, have been instituted by the Company and none are proposed at this time.

Securities Authorized for issuance under equity compensation plans

The following table sets out information with respect to all compensation plans under which equity securities are authorized for issuance as of December 31, 2019:

Equity Compensation Plan Information(1)

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(2) (a)	Weighted-average exercise price of outstanding options, warrants and rights(2) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2) (c)
Equity compensation plans approved by securityholders	82,586	$67.74	3,792
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	82,586	$67.74	3,792

(1)	Represents the Option Plan of the Company, which reserves a number of common shares equal to 10% of the then outstanding common shares from time to time for issue pursuant to stock options. For further information on the Option Plan, refer to the heading “Approval of Stock Option Plan.”
(2)	The Options in the above table are reflected on a post-Consolidation basis.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For purposes of the following discussion, “Informed Person” means:

(a)	a Director or Officer;

(b)	a director or executive officer of a person or company that is itself an Informed Person or a Subsidiary;

(c)	any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Company, other than the voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	the Company itself if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Except as disclosed below, elsewhere herein or in the Notes to the Company’s financial statements for the financial year ended December 31, 2019, none of

(a)	the Informed Persons of the Company;

(b)	the proposed nominees for election as a Director; or

(c)	any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in a proposed transaction which has materially affected or would materially affect the Company or any subsidiary of the Company.

APPOINTMENT OF aUDITOR

Davidson & Company LLP (“Davidson”) is the Company’s auditor and was first appointed as the Company’s auditor on January 18, 2016. Management is recommending the re-appointment of Davidson as Auditors for the Company, to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the Board of Directors. Management recommends the appointment, and the persons named in the enclosed form of Proxy intend to vote in favour of such appointment.

Management Contracts

The management functions of the Company are not, to any substantial degree, performed by persons other than the Directors and Officers.

PARTICULARS OF MATTERS TO BE ACTED UPON

Presentation of Financial Statements

The audited financial statements of the Company for the financial year ended December 31, 2019 (the “Financial Statements”) and the auditor’s report thereon (the “Auditor’s Report”), will be presented to Shareholders at the Meeting.

The Financial Statements, Auditor’s Report, and management’s discussion and analysis (“MD&A”) for the financial year ended December 31, 2019 are available under the Company’s profile on SEDAR at www.sedar.com. The Notice of Annual General Meeting of Shareholders, Information Circular, Request for Financial Statements (NI 51-102) and form of Proxy will be available from Computershare, at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y or from the office of the Company’s counsel, which is located at Suite 2200, HSBC Building, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8.

Appointment and Remuneration of Auditor

Shareholders will be asked to approve the re-appointment of Davidson as the auditor of the Company to hold office until the next Annual General Meeting of the Shareholders at remuneration to be fixed by the Board of Directors.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR appointing Davidson as the Company’s independent auditor for the ensuing year, and FOR authorizing the Board to fix the auditor’s pay.

Fixing the Number of Directors

Management proposes, and the persons named in the accompanying form of proxy intend to vote in favour of, fixing the number of Directors for the ensuing year at five (5). Although Management is nominating five (5) individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR fixing the number of Directors at five for the ensuing year.

Election of Directors

The persons named in the enclosed Instrument of Proxy intend to vote in favour of fixing the number of directors at five (5). Although Management is nominating five (5) individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting.

Each director of the Company is elected annually and holds office until the next annual general meeting of Shareholders or until his successor is duly elected, unless his office is earlier vacated, in accordance with the Articles of the Company.

In the absence of instructions to the contrary, the shares represented by Proxy will be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a Director.

Information Concerning Nominees Submitted by Management

The following table sets out the names of the persons proposed to be nominated by Management for election as a Director, the province or state and country in which he is ordinarily resident, the positions and offices which each presently holds with the Company, the period of time for which he has been a director of the Company, the respective principal occupations or employment during the past five years if such nominee is not presently an elected director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular. Each of the nominees are currently directors of the Company.

Name, Province and Country of ordinary residence(1), and positions held with the Company(1)	Principal occupation and, IF NOT an elected Director, principal occupation during the past five years(1)	Date(s) serving as a Director(2)	No. of shares beneficially owned or controlled(1)
Marc Seelenfreund Israel Chief Executive Officer and Director and CEO	Chief Executive Officer of the Company	Since July 24, 2015	23,172(3)
Brian Budd(4)(5) British Columbia, Canada Director	Officer and Director of several public companies	Since July 24, 2015	Nil
Stephen Ospalak(4)(6) Ontario, Canada Director	VP Products and Services at Telus; Managing Director of Breen Management Corp.	Since July 24, 2015	Nil
Michael Kron(4)(5)(6) Quebec, Canada Director	Chairman and CFO of Anywhere Commerce Inc.; board member of several public companies	Since July 24, 2015	990
Peter Goldstein(5)(6) British Columbia, Canada Director	Founder, Chairman and CEO of Exchange Listing LLC., Founder, Chairman and CEO of Grandview Capital, Inc. Advisor and board member to several public companies	Since October 22, 2020	40,000

(1)	This information, not being within the knowledge of the Company, has been furnished by the respective nominees. Information provided as at the Record Date.
(2)	The Company does not set expiry dates for the terms of office of Directors. Each Director holds office as long as they are elected annually by Shareholders at Annual General Meetings, unless their office is earlier vacated in accordance with the Articles of the Company.
(3)	Of which, 2,482 are held directly and [20,690 are held through Accel Telecom Ltd.
(4)	Member of Audit Committee.
(5)	Member of the Compensation Committee.
(6)	Member of the Corporate Governance and Nominating Committee.

Cease Trade Orders, Corporate and Personal Bankruptcies, Penalties and Sanctions

For purposes of the disclosure in this section, an “order” means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days; and for purposes of item (a)(i) below, specifically includes a management cease trade order which applies to directors or executive officers of a relevant company that was in effect for a period of more than 30 consecutive days whether or not the proposed director was named in the order.

None of the proposed directors comprising the Original Slate, including any personal holding company of a proposed director:

(a)	is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as a director, chief executive officer or chief financial officer of the company; or

(ii)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer of the company; or

(b)	is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority since December 31, 2000, or before December 31, 2000 if the disclosure of which would likely be important to a reasonable security holder in deciding whether to vote for a proposed director, or

(e)	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Other Matters

As of the date of this Circular, management knows of no other matters to be acted upon at the Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the proxy.

AUDIT COMMITTEE DISCLOSURE

The Charter of the Company’s audit committee and other information required to be disclosed by National Instrument 52-110 – Audit Committees (“NI 52-110”) is attached to this Circular as Schedule “A”.

CORPORATE GOVERNANCE DISCLOSURE

The information required to be disclosed by National Instrument 58-101 – Disclosure of Corporate Governance Practices is attached to this Circular as Schedule “B”.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on EDGAR, maintained by the U.S. Securities and Exchange, at www.sec.gov and on SEDAR at www.sedar.com. Copies of the Company’s Financial Statements and Management Discussion and Analysis may be obtained without charge upon request from the Company, at Suite 2200, HSBC Building, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8.

DIRECTOR APPROVAL

The contents of this Circular and the sending thereof to the Shareholders have been approved by the Directors.

DATED at Vancouver, British Columbia, this 26th day of November 2020.

BY ORDER OF THE BOARD OF DIRECTORS

SIYATA MOBILE INC.

“Marc Seelenfreund”
Marc Seelenfreund
Chief Executive Officer

SCHEDULE “A”

FORM 52-110F2
AUDIT COMMITTEE DISCLOSURE
(VENTURE ISSUERS)

Item 1: The Audit Committee Charter

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company. The role of the Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies. This includes helping directors meet their responsibilities, facilitating better communication between directors and the external auditor, enhancing the independence of the external auditor, increasing the credibility and objectivity of financial reports and strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor. Management is responsible for establishing and maintaining those controls, procedures and processes and the Committee is appointed by the Board to review and monitor them. The Company’s external auditor is ultimately accountable to the Board and the Committee as representatives of the Company’s shareholders.

Duties and Responsibilities

External Auditor

(a)	To recommend to the Board, for shareholder approval, an external auditor to examine the Company’s accounts, controls and financial statements on the basis that the external auditor is accountable to the Board and the Committee as representatives of the shareholders of the Company.

(b)	To oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(c)	To evaluate the audit services provided by the external auditor, pre-approve all audit fees and recommend to the Board, if necessary, the replacement of the external auditor.

(d)	To pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services.

(e)	To obtain and review, at least annually, a written report by the external auditor setting out the auditor’s internal quality-control procedures, any material issues raised by the auditor’s internal quality-control reviews and the steps taken to resolve those issues.

(f)	To review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company. The Committee has adopted the following guidelines regarding the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Company on any aspect of its certification of the Company’s financial statements:

(i)	No member of the audit team that is auditing a business of the Company can be hired into that business or into a position to which that business reports for a period of three years after the audit;

(ii)	No former partner or employee of the external auditor may be made an officer of the Company or any of its subsidiaries for three years following the end of the individual’s association with the external auditor;

(iii)	The Chief Financial Officer (“CFO”) must approve all office hires from the external auditor; and

(iv)	The CFO must report annually to the Committee on any hires within these guidelines during the preceding year.

(g)	To review, at least annually, the relationships between the Company and the external auditor in order to establish the independence of the external auditor.

Financial Information and Reporting

(a)	To review the Company’s annual audited financial statements with the Chief Executive Officer (“CEO”) and CFO and then the full Board. The Committee will review the interim financial statements with the CEO and CFO.

(b)	To review and discuss with management and the external auditor, as appropriate:

(i)	The annual audited financial statements and the interim financial statements, including the accompanying management discussion and analysis; and

(ii)	Earnings guidance and other releases containing information taken from the Company’s financial statements prior to their release.

(c)	To review the quality and not just the acceptability of the Company’s financial reporting and accounting standards and principles and any proposed material changes to them or their application.

(d)	To review with the CFO any earnings guidance to be issued by the Company and any news release containing financial information taken from the Company’s financial statements prior to the release of the financial statements to the public. In addition, the CFO must review with the Committee the substance of any presentations to analysts or rating agencies that contain a change in strategy or outlook.

Oversight

(a)	To review the internal audit staff functions, including:

(i)	The purpose, authority and organizational reporting lines;

(ii)	The annual audit plan, budget and staffing; and

(iii)	The appointment and compensation of the controller, if any.

(b)	To review, with the CFO and others, as appropriate, the Company’s internal system of audit controls and the results of internal audits.

(c)	To review and monitor the Company’s major financial risks and risk management policies and the steps taken by management to mitigate those risks.

(d)	To meet at least annually with management (including the CFO), the internal audit staff, and the external auditor in separate executive sessions and review issues and matters of concern respecting audits and financial reporting.

(e)	In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications (if required by law or regulation) with respect to the financial statements and the Company’s disclosure and internal controls, including any material deficiencies or changes in those controls.

Membership

(a)	The Committee shall consist solely of three or more members of the Board, the majority of which the Board has determined has no material relationship with the Company and is otherwise “unrelated” or “independent” as required under applicable securities rules or applicable stock exchange rules.

(b)	Any member may be removed from office or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director. Each member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs.

(c)	The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

(d)	All members of the Committee must be “financially literate” (i.e., have the ability to read and understand a set of financial statements such as a balance sheet, an income statement and a cash flow statement).

Procedures

(a)	The Board shall appoint one of the directors elected to the Committee as the Chair of the Committee (the “Chair”). In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.

(b)	The Chair will appoint a secretary (the “Secretary”) who will keep minutes of all meetings. The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

(c)	No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one-half of the number of members plus one shall constitute a quorum and provided that a majority of the members must be “independent” or “unrelated”.

(d)	The Committee will meet as many times as is necessary to carry out its responsibilities. Any member of the Committee or the external auditor may call meetings.

(e)	The time and place of the meetings of the Committee, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the articles of the Company or otherwise determined by resolution of the Board.

(f)	The Committee shall have the resources and authority necessary to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms (including termination) of special counsel, advisors or other experts or consultants, as it deems appropriate.

(g)	The Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee’s obligations and shall discuss with the CEO or the CFO such records and other matters considered appropriate.

(h)	The Committee has the authority to communicate directly with the internal and external auditors.

Reports

The Committee shall produce the following reports and provide them to the Board:

(a)	An annual performance evaluation of the Committee, which evaluation must compare the performance of the Committee with the requirements of this Charter. The performance evaluation should also recommend to the Board any improvements to this Charter deemed necessary or desirable by the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make this report.

(b)	A summary of the actions taken at each Committee meeting, which shall be presented to the Board at the next Board meeting.

Item 2: Composition of the Audit Committee

National Instrument 52-110 Audit Committees, (“NI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company’s Board, reasonably interfere with the exercise of the member’s independent judgment.

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The following sets out the members of the audit committee and their education and experience that is relevant to the performance of his responsibilities as an audit committee member.

The current members of the Audit Committee are Brian Budd, Stephen Ospalak and Michael Kron, all of whom are independent and all of whom are financially literate as defined by NI 52-110.

Item 3: Relevant Education and Experience

The Instrument provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

All members of the Audit Committee have received relevant education in financial literacy and have been involved in enterprises which public report financial results, each of which requires a working understanding of, and ability to analyze and assess, financial information (including financial statements).

Brian Budd

Mr. Budd has served as a director of a number of public company boards and not-for-profit organizations, He is a currently a director of Graphite One Resources Inc. (TSX-V: GPH | OTCQXL GPHOF) and Mackies Place, a not for profit drop-in centre for at-risk youth. He is also the managing director of Live Well Exercise Clinic. He has extensive management and corporate development background with over 25 years of entrepreneurial and sales leadership experience in the high tech and resource industries. Mr. Budd served as a director of sales for a multi-billion-dollar software company assisting in the areas of penetrating new markets, hiring/developing sales teams, implementing sales techniques/strategies, and building a pipeline.

Stephen Ospalak

Mr. Ospalak is the former Vice President of Products and Services at TELUS Communications from September 1999 to November 2008. Mr. Ospalak was responsible for managing spends over $US 1 billion in wireless and wire line equipment.  He was selected by TELUS to integrate the wireless and wire line operation of TELUS Mobility and their acquisition of Clearnet. Mr. Ospalak led the planning and execution of Clearnet’s market debut and nationwide launch of PCS and iDEN services. Mr. Ospalak has been a Managing Director of Breen Management Group Corporation from January 2009 to present. At BMG Inc., Mr. Ospalak has held various interim assignments including; CEO of Ai Telecom, GIO for Virgin Management Ltd, and SVP Operations for Grupo Salinas.  Mr. Ospalak has a strong ability to analyze and assess financial and operational information, develop and deploy market and product plans as a result of his experience with both private and public companies

Michael Kron

Mr. Kron is the current Chairman and CEO of AnywhereCommerce Inc. and has held these positions since May  2016. Previously, Mr. Kron served as CFO for six years. In addition, Mr. Kron has served as a director of a number of public company boards including former director and former Audit Committee Chairman of Sprylogics Inc. (TSX-V: SPY). Mr. Kron completed his undergraduate degree in commerce at Concordia University and earned his CPA designation at McGill University.

Item 4: Audit Committee Oversight

At no time during the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Item 5: Reliance on Certain Exemptions

During the most recently completed financial year, the Company has not relied on certain exemptions set out in NI 52-110, namely section 2.4 (De Minimus Non-audit Services), subsection 6.1.1(4) (Circumstance Affecting the Business or Operations of the Venture Issuer), subsection 6.1.1(5) (Events Outside Control of Member), subsection 6.1.1(6) (Death, Incapacity or Resignation), and any exemption, in whole or in part, in Part 8 (Exemptions).

Item 6: Pre-Approval Policies and Procedures

The Audit Committee has not adopted formal policies and procedures for the engagement of non-audit services. Subject to the requirements of the NI 52-110, the engagement of non-audit services is considered by, as applicable, the Board and the Audit Committee, on a case by case basis.

Item 7: External Auditor Service Fees (By Category)

The following table sets out the aggregate fees charged to the Company by the external auditor in each of the last two financial years for the category of fees described.

	FYE 2019		FYE 2018
Audit Fees(1)		$146,500		$88,500
Audit-Related Fees(2)		$55,000		$Nil
Tax Fees(3)		$19,050		$40,900
All Other Fees(4)	$	NIL	$	NIL
Total Fees:		$220,550		$129,400

(1)	“Audit fees” include aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for audit fees.

(2)	“Audited related fees” include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit fees” above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)	“Tax fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All other fees” include the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above

Item 8: Exemption

During the most recently completed financial year, the Company relied on the exemption set out in section 6.1 of NI 52-110 with respect to compliance with the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations).

SCHEDULE “B”

FORM 58-101F2
CORPORATE GOVERNANCE DISCLOSURE
(VENTURE ISSUERS)

Item 1: Board Of Directors

The board of directors of the Company (the “Board”) supervises the CEO and the CFO. Both the CEO and CFO are required to act in accordance with the scope of authority provided to them by the Board.

Director	Independence
Marc Seelenfreund	Not independent, as he is the CEO of the Company
Brian Budd	Independent
Stephen Ospalak	Independent
Michael Kron	Independent
Peter Goldstein	Not Independent

Item 2: Directorships

The following Directors of the Company are currently directors of the following other reporting issuers:

Director	Name of Reporting Issuer
Brian Budd	Graphite One Resources Inc.
Peter Goldstein	Cosmos Holdings, Inc.

Item 3: Orientation and Continuing Education

The Board does not have a formal process for the orientation of new Board members. Orientation is done on an informal basis. New Board members are provided with such information as is considered necessary to ensure that they are familiar with the Company’s business and understand the responsibilities of the Board.

The Board does not have a formal program for the continuing education of its directors. The Company expects its directors to pursue such continuing education opportunities as may be required to ensure that they maintain the skill and knowledge necessary to fulfill their duties as members of the Board. Directors can consult with the Company’s professional advisors regarding their duties and responsibilities, as well as recent developments relevant to the Company and the Board.

Item 4: Ethical Business Conduct

The Board has not adopted a formal code of ethics. In the Board’s view, the fiduciary duties placed on individual directors by corporate legislation and the common law, and the restrictions placed by corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Although the Company has not adopted a formal code of ethics, the Company promotes an ethical business culture. Directors and officers of the Company are encouraged to conduct themselves and the business of the Company with the utmost honesty and integrity. Directors are also encouraged to consult with the Company’s professional advisors with respect to any issues related to ethical business conduct.

Item 5: Nomination of Directors

The identification and recruitment of potential candidates for nomination as directors of the Company is primarily done by the Corporate Governance and Nominating Committee in consultation with the Board. Potential candidates are primarily identified through referrals by business contacts.

Item 6: Compensation

The compensation of directors and the CEO is determined by the Compensation Committee in consultation with the Board. Such compensation is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

Item 7: Other Board Committees

The standing committees of the Board are the: (i) Audit Committee; (ii) Compensation Committee; and (iii) Corporate Governance and Nominating Committee.

Item 8: Assessments

The Board does not have any formal process for assessing the effectiveness of the Board, its committees, or individual directors. Such assessments are done on an informal basis by the CEO and the Board as a whole.

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